                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)
                       EXCALIBUR TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value, $.01 Per Value
                         (Title of Class of Securities)

                                   300651-20-5
                                 (CUSIP Number)

                          ALLEN & COMPANY INCORPORATED
                          Attention: Gaetano J. Casillo
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 1, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                     (b)  [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                      [   ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7  SOLE VOTING POWER
   3,225,846 shares (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)
-------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   3,225,846 shares (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,225,846 shares (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [X]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.9%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
CO, BD

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Holding Inc.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                              (b)  [X]
------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                  [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7  SOLE VOTING POWER
         0
-------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         31,323
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,257,169 shares of which 3,225,846 are indirectly owned (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.1%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         HC

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert A. Allen
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                              (b)  [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [   ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7  SOLE VOTING POWER
    314,915 shares
-------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     314,915 shares
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         314,915 shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard M. Crooks, Jr.
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                              (b)  [X]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                  [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
         299,750 shares (includes 125,000 Common Stock Purchase Options.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         299,750 shares (includes 100,000 Common Stock Purchase Options.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         299,750 shares (includes 125,000 Common Stock Purchase Options.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.0%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Donald R. Keough
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                              (b)  [X]
------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [   ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
         155,500 shares
------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         155,500 shares
------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         155,500 shares
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                               [ ]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

                               AMENDMENT NO. 16 TO
                                  SCHEDULE 13D

     This statement constitutes Amendment No. 16 to the Schedule 13D relating to the Common Stock, par value $0.01 per share (Common Stock), of Excalibur Technologies Corporation (the Issuer) filed by Allen & Company Incorporated, Allen Holding Inc., Herbert A. Allen, Richard A. Crooks and Donald R. Keough (collectively, the Reporting Persons). Each of the Reporting Persons entered into a Voting Agreement and Irrevocable Proxy with Intel Corporation dated May 1, 2000 (the Voting Agreement) substantially in the form as set forth in Exhibit B attached hereto. The Voting Agreements expire at the earliest of
(a)the termination of the Merger Agreement (as defined in the Voting Agreement) in accordance with its terms; (b) the Effective Time (as defined in the Voting Agreement); and (c)December 31, 2000. Pursuant to the Voting Agreements, each Reporting Person is obligated (i) to vote its shares of Common Stock in favor of the Merger (as defined in the Voting Agreement) (ii) to name Cary I. Klafter and Theresa Remillard as its lawful proxy and (iii) not to directly or indirectly offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any of its Common Stock. Because Donald R. Keough is the Chairman of the Board of each of the Issuer and Allen & Company Incorporated and Allen Holding Inc., and because Mr. Keough and such Allen entities as parties to the Voting Agreement, have agreed to vote their shares of Common Stock in accordance with its terms, Mr. Keough may thus be considered, under applicable legal precedent, to now be serving as a director of Excalibur as the "deputized" representative of such Allen entities. Notwithstanding the foregoing, Allen & Company Incorporated is permitted by the Voting Agreement to continue to act in its capacity as a market maker, and Mr. Crooks may sell Common Stock issuable upon exercise of options that would, by their terms, expire unexercised during the term of the Voting Agreement, to the extent necessary to recoup the aggregate exercise price of such options and to satisfy tax liability arising in connection with such exercise. The Reporting Persons hereby amend their Schedule 13D to report the number of shares of the Issuers Common Stock beneficially owned by each Reporting Person in connection with their voting rights relating to the merger between Intel Corporation, the Issuer and wholly-owned subsidiaries of the Issuer.


Item 5.  Interest in Securities of the Issuer

     (a) As of the close of business on May 5, 2000, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuers Common Stock set forth below (based upon the number of shares of Common Stock that were reported to be outstanding in the Issuers Form 10-K as of April 7, 2000).

                                               Shares of
Name                                          Common Stock          Percentage
-------                                    -------------------    -------------

Allen & Company Incorporated                  3,225,846(1)               21.9%
Allen Holding Inc.                            3,257,169(1)(2)            22.1%
Herbert A. Allen                              314,915                    2.1%
Richard M. Crooks, Jr.                        299,750(3)                 2.0%
Donald R. Keough                              155,500                    1.1%
---------------------
(1) This figure  includes  271,800  shares of Common  Stock  issuable  upon conversion of 27,180  shares of  Cumulative  Convertible  Preferred  Stock.

(2) 3,225,846 shares of Common Stock are ownedindirectly through Allen & Company Incorporated, its wholly owned subsidiary.

(3) Includes  100,000 Common Stock Purchase Options

Item 7.  Material Filed as Exhibits

Exhibit A:        Officers and Directors of Allen Holding Inc. and
                  Allen & Company Incorporated.

Exhibit B:        Voting Agreement and Irrevocable Proxy, dated as of
                  May 1, 2000, by and among Intel  Corporation, Allen & Company
                  Incorporated, Allen  Holding Inc., Herbert A. Allen,
                  Donald R. Keough and Richard M. Crooks, Jr.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000

ALLEN & COMPANY INCORPORATED

By:      /s/ Gaetano Casillo
---------------------------------
Gaetano Casillo

ALLEN HOLDING INC

By: /s/ Gaetano Casillo
-----------------------------
Gaetano Casillo

By: /s/ Herbert A. Allen
------------------------------------
Herbert A. Allen

By: /s/ Richard M. Crooks, Jr.
------------------------------------
Richard M. Crooks, Jr.

By: /s/ Donald R. Keough
------------------------------------
Donald R. Keough


                                    EXHIBIT A


             OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

 Namexx                                                   Business Address    Principal Occupation (i.e., Position with Allen and
                                                                              Company Incorporated)

Herbert A. Allen                                            X               President, Managing Director, Director, Chief
                                                                            Executive Officer
Herbert A. Allen III                                        X               Vice President, Director
Grace Allen                                                 X               Director
Glenn A. Andreas III                                        X               Vice President - Elect
Eran S. Ashany                                              X               Vice President, Director
Edmund M. Bleich                                            X               Vice President
Jay B. Bockhaus                                             X               Vice President - Elect
Denise Calvo-Silver                                         X               Vice President, Director
Dominick J. Cantalupo                                       X               Vice President, Co-Chief Operations Officer
Marvyn Carton                                               X               Director-Emeritus
Gaetano J. Casillo                                          X               Chief Compliance Officer, Vice President
Toby R. Coppel                                              X               Director, Vice President-Elect
Robert H. Cosgriff                                          X               Chief Administrative Officer,
                                                                            Executive Vice President, Managing Director,
                                                                            Director
Richard M. Crooks, Jr.                                      X               Director
Thalia V. Crooks (Greece)                                   X               Vice President, Director
Mary L. Cullen                                              X               Vice President, Secretary, Director
Robert Dean                                                 X               Vice President, Director
Orin F. Devereux                                            X               Vice President, Director
Daniel Englander                                            X               Vice President - Elect
Howard M. Felson                                            X               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                         X               Treasurer
Richard L. Fields                                           X               Executive Vice President, Managing Director,
                                                                            Director
Shana Fisher                                                X               Vice President-Elect, Director
Paul A. Gould                                               X               Executive Vice President, Managing Director,
                                                                            Director
John Griffen                                                X               Vice President - Elect
George N. Jeppson                                           X               Vice President - Elect
John H. Josephson                                           X               Vice President, Director
Donald R. Keough                                            X               Chairman of the Board, Director
Clark R. Keough                                             X               Vice President, Director
Kaveh A. Khosrowshahi                                       X               Vice President, Director
Leroy Kim                                                   X               Vice President
Neal Kopp                                                   X               Vice President
Nathaniel C.A. Kramer                                       X               Vice President
Terry Allen Kramer                                          X               Director
Suzanne G. Kucera                                           X               Vice President, Director
Robert J. Kurz                                              X               Vice President
Andreas L. Lazar                                            X               Vice President - Elect
Dan W. Lufkin                                               X               Special Advisor to the Board of Directors
Robert A. Mackie                                            X               Executive Vice President, Managing Director,
                                                                            Director
James C. Maiden, Jr.                                        X               Vice President
Terence C. McCarthy                                         X               Co-Chief Operations Officer, Vice President
Robert C. Miller                                            X               Vice President, Director
Kenneth L. Miltenberger                                     X               Chief Technology Officer
Terrence Morris                                             X               Vice President
Brian J. Murphy                                             X               Vice President, Director
Louis J. Mustacchio                                         X               Vice President
Walter T. O'Hara, Jr.                                       X               Executive Vice President, Managing Director,
                                                                            Director
Christine Olenchalk                                         X               Vice President
OShea, Margaret                                             X               Vice President-Elect
Nancy B. Peretsman                                          X               Executive Vice President, Managing Director,
                                                                            Director
Patrick S. Perry                                            X               Vice President, Director
Eugene Protash                                              X               Vice President, Assistant Secretary
James W. Quinn                                              X               Vice President, Director
James S. Rubin                                              X               Vice President - Elect
Daniel J. Sapadin                                           X               Vice President - Elect
Philip D. Scaturro                                          X               Executive Vice President, Managing Director,
                                                                            Director
John A. Schneider                                           X               Executive Vice President, Managing Director,
                                                                            Director
Mary Schuyler                                               X               Vice President - Elect
Daniel Selmonosky                                           X               Vice President, Director
Enrique F. Senior                                           X               Executive Vice President, Managing Director,
(Cuba)                                                                      Director
Joseph E. Sheehan                                           X               Vice President
Andrew Shpiz                                                X               Vice President
Stanley S. Shuman                                           X               Executive Vice President, Managing Director,
                                                                            Director
John M. Simon                                               X               Executive Vice President, Managing Director,
                                                                            Director
Kenneth M. Siskind                                          X               Vice President - Elect
Ian G. Smith                                                X               Vice President - Elect
Peter Supino                                                X               Vice President - Elect
Everett K. Wallace                                          X               Vice President - Elect
Dennis J. Warfield                                          X               Chief Information Officer, Vice President
Daniel Weidlein                                             X               Vice President - Elect
Edward D. Weinberger                                        X               Director
Kim M. Wieland                                              X               Executive Vice President, Managing Director,
                                                                            Chief Financial Officer,Director

-------------------------------------

    x     711 Fifth Avenue, New York, New York 10022-3194.

    xx All the Executive Officers and Directors of ACI are U.S. citizens unless otherwise indicated.



                  OFFICERS AND DIRECTORS OF ALLEN HOLDING INC.

     Namexx                                          Business Address       Principal Occupation (i.e., Position with Allen
                                                                            Holding Inc.)

Herbert A. Allen                                            X               President, Managing Director, Director, Chief
                                                                            Executive Officer
Herbert A. Allen III                                        X               Vice President, Director
Grace Allen                                                 X               Director
Glenn A. Andreas III                                        X               Vice President - Elect
Eran S. Ashany                                              X               Vice President, Director
Edmund M. Bleich                                            X               Vice President
Jay B. Bockhaus                                             X               Vice President - Elect
Denise Calvo-Silver                                         X               Vice President, Director
Dominick J. Cantalupo                                       X               Vice President, Co-Chief Operations Officer
Marvyn Carton                                               X               Director-Emeritus
Gaetano J. Casillo                                          X               Chief Compliance Officer, Vice President
Toby R. Coppel                                              X               Director, Vice President-Elect
Robert H. Cosgriff                                          X               Chief Administrative Officer,
                                                                            Executive Vice President, Managing Director,
                                                                            Director
Richard M. Crooks, Jr.                                      X               Director
Thalia V. Crooks (Greece)                                   X               Vice President, Director
Mary L. Cullen                                              X               Vice President, Secretary, Director
Robert Dean                                                 X               Vice President, Director
Orin F. Devereux                                            X               Vice President, Director
Daniel Englander                                            X               Vice President - Elect
Howard M. Felson                                            X               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                         X               Treasurer
Richard L. Fields                                           X               Executive Vice President, Managing Director,
                                                                            Director
Shana Fisher                                                X               Vice President-Elect, Director
Paul A. Gould                                               X               Executive Vice President, Managing Director,
                                                                            Director
John Griffen                                                X               Vice President - Elect
George N. Jeppson                                           X               Vice President - Elect
John H. Josephson                                           X               Vice President, Director
Donald R. Keough                                            X               Chairman of the Board, Managing Director, Director
Clark R. Keough                                             X               Vice President, Director
Kaveh A. Khosrowshahi                                       X               Vice President, Director
Leroy Kim                                                   X               Vice President
Neal Kopp                                                   X               Vice President
Nathaniel C.A. Kramer                                       X               Vice President
Terry Allen Kramer                                          X               Director
Suzanne G. Kucera                                           X               Vice President, Director
Robert J. Kurz                                              X               Vice President
Andreas L. Lazar                                            X               Vice President - Elect
Dan W. Lufkin                                               X               Special Advisor to the Board of Directors
Robert A. Mackie                                            X               Executive Vice President, Managing Director,
                                                                            Director
James C. Maiden, Jr.                                        X               Vice President
Terence C. McCarthy                                         X               Co-Chief Operations Officer, Vice President
Robert C. Miller                                            X               Vice President, Director
Kenneth L. Miltenberger                                     X               Chief Technology Officer
Terrence Morris                                             X               Vice President
Brian J. Murphy                                             X               Vice President, Director
Louis J. Mustacchio                                         X               Vice President
Walter T. O'Hara, Jr.                                       X               Executive Vice President, Managing Director,
                                                                            Director
Christine Olenchalk                                         X               Vice President
OShea, Margaret                                            X               Vice President-Elect
Nancy B. Peretsman                                          X               Executive Vice President, Managing Director,
                                                                            Director
Patrick S. Perry                                            X               Vice President, Director
Eugene Protash                                              X               Vice President, Assistant Secretary
James W. Quinn                                              X               Vice President, Director
James S. Rubin                                              X               Vice President - Elect
Daniel J. Sapadin                                           X               Vice President - Elect
Philip D. Scaturro                                          X               Executive Vice President, Managing Director,
                                                                            Director
John A. Schneider                                           X               Executive Vice President, Managing Director,
                                                                            Director
Mary Schuyler                                               X               Vice President - Elect
Daniel Selmonosky                                           X               Vice President, Director
Enrique F. Senior                                           X               Executive Vice President, Managing Director,
(Cuba)                                                                      Director
Joseph E. Sheehan                                           X               Vice President
Andrew Shpiz                                                X               Vice President
Stanley S. Shuman                                           X               Executive Vice President, Managing Director,
                                                                            Director
John M. Simon                                               X               Executive Vice President, Managing Director,
                                                                            Director
Kenneth M. Siskind                                          X               Vice President - Elect
Ian G. Smith                                                X               Vice President - Elect
Peter Supino                                                X               Vice President - Elect
Everett K. Wallace                                          X               Vice President - Elect
Dennis J. Warfield                                          X               Chief Information Officer, Vice President
Daniel Weidlein                                             X               Vice President - Elect
Edward D. Weinberger                                        X               Director
Kim M. Wieland                                              X               Executive Vice President, Managing Director,
                                                                            Chief Financial Officer, Director

-------------------------------------

    x     711 Fifth Avenue, New York, New York 10022-3194.

    xx All the Executive Officers and Directors of AHI are U.S. citizens unless otherwise indicated.

                                    EXHIBIT B

                            FORM OF VOTING AGREEMENT
                                       AND
                                IRREVOCABLE PROXY

     THIS VOTING AGREEMENT AND IRREVOCABLE PROXY, dated as of ----------------, 2000 (this "Agreement"), is entered into by and between Intel Corporation, a Delaware corporation ("Intel"), and the stockholder reflected as such on the signature page hereto (the "Stockholder").

                              W I T N E S S E T H:

     WHEREAS, Intel, Excalibur Technologies Corporation, a Delaware corporation (the "Company"), Exca Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Newco"), Excalibur Transitory, Inc., a Delaware corporation and a wholly-owned subsidiary of Newco ("Transitory"), have entered into an Agreement and Plan of Contribution and Merger, dated as of the date hereof (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; initially capitalized and other terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (i)Intel will contribute certain assets to Newco in exchange for shares of Newco Common Stock and Newco Non-Voting Common Stock and (ii) Transitory will merge (the "Merger") with and into the Company, as a result of which the Company will survive the Merger as a wholly-owned subsidiary of Newco and the stockholders of the Company will receive shares of Newco Common Stock in exchange for common stock of the Company and Newco Cumulative Convertible Preferred Stock in exchange for Cumulative Convertible Preferred Stock of the Company;

     WHEREAS, the Stockholder Beneficially Owns (as defined herein) the number of shares of Company Common Stock set forth next to the stockholder's signature on the signature page hereto (the "Shares");

     WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Intel has requested that Stockholder agree, and Stockholder has agreed, to enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

     1. Voting Agreement. Stockholder hereby agrees with Intel that, at any meeting of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, Stockholder shall, subject to
Section 4(f), vote the Shares Beneficially Owned by Stockholder, whether heretofore owned or hereafter acquired, (i)in favor of approval of the Merger Agreement, the Combination and any actions required in furtherance thereof;
(ii)against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company, Newco or Transitory under the Merger Agreement; and
(iii)except  as  otherwise  agreed to in writing in advance by Intel,  against:
(A)any Third Party Acquisition, (B) any change in a majority of the individuals who, as of the date hereof, constitute the Board of Directors of the Company,
(C)any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any Third Party, (D)a sale, lease, transfer or disposition of any assets of the Company's or any of its subsidiaries' business outside the ordinary course of business, or any assets which are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (E)any material licensing, distribution or reseller agreement or arrangement involving the Company, (F)any change in the present capitalization of the Company or any amendment of the Certificate of Incorporation or By-Laws of the Company or its subsidiaries, (G)any other material change in the Company's corporate structure or affecting its business, or (H)any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Combination or any of the transactions contemplated by the Merger Agreement. Stockholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent or violative of the provisions and agreements contained herein. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean Stockholder's having such ownership, control or power to direct the voting with respect to, or otherwise enables Stockholder to legally act with respect to, such securities as contemplated hereby, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Securities Beneficially Owned by Stockholder shall include securities Beneficially Owned by all other persons with whom Stockholder would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act").

2.       Irrevocable Proxy.

     (a) Stockholder hereby constitutes and appoints Intel, which shall act by and through Cary I. Klafter and Theresa Remillard (each, a Proxy Holder), or either of them, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Companys stockholders called for purposes of considering whether to approve the Merger Agreement and the Combination, or any Third Party Acquisition, or to execute a written consent of stockholders in lieu of any such meeting, all Shares Beneficially Owned by Stockholder as of the record date with respect to such meeting or written consent in favor of the approval of the Merger Agreement and the Combination, with such modifications to the Merger Agreement as the parties thereto may make, or against a Third Party Acquisition, as the case may be. Such proxy shall be limited strictly to the power to vote the Shares in the manner set forth in the preceding sentence and shall not extend to any other matters.

     (b) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Stockholder. Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of Stockholder.

     (c) If Stockholder fails for any reason to vote his, hers or its Shares in accordance with the requirements of Section 1(b) hereof, then the Proxy Holder shall have the right to vote the Shares at any meeting of the Companys stockholders and in any action by written consent of the Companys stockholders in accordance with the provisions of this Section 2. The vote of the Proxy Holder shall control in any conflict between his vote of such Shares and a vote by Stockholder of such Shares.

     3. Director Matters Excluded. Intel acknowledges and agrees that no provision of this Agreement shall limit or otherwise restrict Stockholder with respect to any act or omission that Stockholder may undertake or authorize in his capacity as a director of Company, including, without limitation, any vote that Stockholder may make as a director of Company with respect to any matter presented to the Board of Directors of Company.

4.       Other Covenants, Representations and Warranties.
         Stockholder hereby represents and warrants to Intel as follows:

     (a) Ownership of Shares. Stockholder is the Beneficial Owner of all the Shares. On the date hereof, the Shares constitute all of the Shares Beneficially Owned by Stockholder. Stockholder has voting power with respect to the matters set forth in Section 1(b) hereof with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights.

     (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any agreement or any court order to which Stockholder is a party or is subject including, without limitation, any voting agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder.

     (c) Restriction on Transfer, Proxies and Non-Interference. Except as expressly contemplated by this Agreement, Stockholder shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing any of Stockholder's obligations under this Agreement.

     (d) Other Potential Acquirors. Stockholder (i) shall immediately cease any discussions or negotiations, if any, with any persons conducted heretofore with respect to any Third Party Acquisition; (ii) from and after the date hereof until the earlier of the termination of the Merger Agreement in accordance with its terms and the Effective Time, shall not, in any capacity, directly or indirectly, initiate, solicit or knowingly encourage (including, without limitation, by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any Third Party Acquisition; (iii) shall promptly (and in any event within one business day after becoming aware thereof) notify Intel of any proposals for, or inquiries with respect to, a potential Third Party Acquisition received by Stockholder or of which Stockholder otherwise has knowledge (including the terms and conditions thereof and the identity of the party submitting such proposal or inquiry); (iv) shall provide to Intel a copy of any written agreements, proposals or other materials the Stockholder receives from any such person or group (or its representatives); and (v) shall advise Intel from time to time of the status, at any time upon Intels request, and promptly following any developments concerning the same.

     (e) No Agreements. Stockholder is not and at the Effective Time will not be a party to any agreement, arrangement, understanding, plan or intention involving any actual or constructive sale, exchange, transfer, hypothecation, redemption, gift, contribution, risk reduction or other transaction, to the extent any such action could cause all or any portion of Stockholders Newco Common Stock to be received in the Merger not to be taken into account in determining whether the control requirement in Section 351(a) of the Code will be satisfied with respect to the transactions contemplated by the Merger Agreement (collectively, a Sale). Stockholder will take no action that could result in a Sale.

     (f) Reliance by Intel. Stockholder understands and acknowledges that Intel is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

     5. Stop Transfer. Stockholder agrees with, and covenants to, Intel that Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     6. Termination. This Agreement and the proxy granted pursuant to Section 2 hereof shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; and
(c) December 31, 2000.

7.       Miscellaneous.

     (a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     (b) Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person to which legal or beneficial ownership of any Shares shall pass, whether by operation of law or otherwise. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

     (c) Assignment. This Agreement shall not be assigned by operation of law. Stockholder shall not assign this Agreement without the prior written consent of Intel. Intel may, in its sole discretion, assign its rights and obligations hereunder.

     (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

     (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any nationally-recognized overnight courier service, such as Federal Express, providing proof of delivery. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of hand delivery, on the date of such delivery, (ii) in the case of telecopy, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier service, in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent, and (iv) the case of mailing on the third business day following that on which the piece of mail containing such communication is posted. All communications hereunder shall be delivered to the respective parties at the following addresses:

                                Intel Corporation
                         2200 Mission College Boulevard
                          Santa Clara, California 95052

                                   Stockholder
                                     [    ]

     or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the matter set forth above.

     (f) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damage for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

     (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     (j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

     IN WITNESS WHEREOF, Intel and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                     INTEL CORPORATION, a Delaware corporation

                                     By:
                                         -------------------------------------
                                           Name:    Arvind Sodhani
                                           Title:   Treasurer



                                           STOCKHOLDER:

                                           ------------------------------------
                                           Richard M. Crooks, Jr.


               NUMBER OF          Address:------------------------------------
               SHARES:  299,750
                                           ------------------------------------


                       [Signature Page for Intel/Excalibur
                     Voting Agreement and Irrevocable Proxy]

     IN WITNESS WHEREOF, Intel and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                      INTEL CORPORATION, a Delaware corporation

                                      By:   --------------------------------
                                            Name:    Arvind Sodhani
                                            Title:   Treasurer



                                            STOCKHOLDER:
                                            ALLEN HOLDING INC.

              NUMBER OF SHARES:  3,225,846  By: -------------------------------
                                            Name: -----------------------------
                                            Address:  711 Fifth Avenue
                                                      New York, NY  10022



                       [Signature Page for Intel/Excalibur
                     Voting Agreement and Irrevocable Proxy]

     IN WITNESS WHEREOF, Intel and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                     INTEL CORPORATION, a Delaware corporation

                                     By:    --------------------------------
                                            Name:    Arvind Sodhani
                                            Title:   Treasurer



                                            STOCKHOLDER:

                                            ALLEN HOLDING INC.

                NUMBER OF SHARES:  31,323   By: -------------------------------
                                            Name: -----------------------------
                                            Address:  711 Fifth Avenue
                                                      New York, NY  10022



                       [Signature Page for Intel/Excalibur
                     Voting Agreement and Irrevocable Proxy]

     IN WITNESS WHEREOF, Intel and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                      INTEL CORPORATION, a Delaware corporation

                                      By:      --------------------------------
                                               Name:    Arvind Sodhani
                                               Title:   Treasurer



                                           STOCKHOLDER:

                                           ------------------------------------
                                           Herbert Allen


           NUMBER OF SHARES:  314,915    Address: Allen & Company, Incorporated
                                                  711 Fifth Avenue
                                                  New York, NY  10022



                       [Signature Page for Intel/Excalibur
                     Voting Agreement and Irrevocable Proxy]

     IN WITNESS WHEREOF, Intel and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                      INTEL CORPORATION, a Delaware corporation

                                      By:   --------------------------------
                                            Name:    Arvind Sodhani
                                            Title:   Treasurer



                                            STOCKHOLDER:

                                            -----------------------------------
                                            Donald R. Keough


                NUMBER OF SHARES:  155,500  Address:---------------------------
                                            -----------------------------------


                       [Signature Page for Intel/Excalibur
                     Voting Agreement and Irrevocable Proxy]